SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of February, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND MARCH 31, 2006 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2006
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Mar 31,     Mar 31,
                                                         2005        2006        2006

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    505,486$    207,926      19,087
  Accounts receivable, net .........................   1,090,888   1,112,305     102,107
  Taxes recoverable and other assets ...............      65,902      61,494       5,645
  Inventories, net .................................     796,108     770,622      70,741
  Prepaid expenses .................................       4,812       6,726         617
            Total current assets ...................   2,463,196   2,159,073     198,198
LONG-TERM RELATED PARTIES ..........................     287,890     300,757      27,609
PROPERTY, PLANT AND EQUIPMENT, net .................   7,241,229   7,438,032     682,795
INVESTMENT IN SUBSIDIARIES .........................   3,558,940   3,563,436     327,116
OTHER ASSETS, net ..................................     201,006     199,483      18,312
            Total  assets ..........................$ 13,752,261$ 13,660,781   1,254,030

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     189,846     184,370      16,925
  Interest payable .................................       2,666         730          67
  Trade accounts payable ...........................     396,484     373,201      34,259
  Notes payable ....................................      27,292      20,304       1,864
  Accrued liabilities ..............................     279,585     271,010      24,878
  Employee profit-sharing ..........................         286         280          26
            Total  current liabilities .............     896,159     849,895      78,019
LONG-TERM DEBT .....................................   5,836,300   5,787,147     531,248
LONG-TERM RELATED PARTIES ..........................     779,756     781,620      71,751
LONG-TERM NOTES PAYABLE ............................      20,764      21,562       1,979
DEFERRED TAXES......................................   1,176,385   1,175,868     107,942
LIABILITY FOR EMPLOYEE BENEFITS.....................     303,523     302,822      27,798
            Total long term liabilities ............   8,116,728   8,069,019     740,719
            Total  liabilities .....................   9,012,887   8,918,914     818,737
STOCKHOLDERS' EQUITY:
  Majority interest ................................   4,711,693   4,713,675     432,705
  Minority interest ................................      27,681      28,192       2,588
            Total stockholders' equity .............   4,739,374   4,741,867     435,293
            Total liabilities and stockholders' equi$ 13,752,261$ 13,660,781   1,254,030

               Exchange rate: $ 10.8935

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2006
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. Mar   Acum. Mar
                                                                     2005        2006      US$ 2006

OPERATING ACTIVITIES:
Net income (loss) ..............................................$    180,128$   -110,900     -10,180
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Loss in subsidiaries ....................................    -689,781      18,483       1,697
       Depreciation and amortization ...........................     262,213      62,175       5,708
       Loss (gain) on sale of property, plant and equipment ....      10,618        -732         -67
       Deferred income taxes ...................................     838,257        -122         -11
       Other....................................................     -25,880      10,289         945
       Total items which do not require cash....................     395,427      90,093       8,270
  Net resources generated from income ..........................     575,555     -20,807      -1,910
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     -94,443      25,486       2,340
    Decrease (Increase) in current assets ......................      26,458       2,494         229
    Decrease (increase) in account receivables, net ............      -1,444     -21,417      -1,966
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -158,698     -40,788      -3,744
  Resources generated by continued operating  ..................     347,428     -55,032      -5,052
  Assets and liabilities discontinued ..........................     -23,364           0           0
  Resources generated by operating activities ..................     324,064     -55,032      -5,052
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............  -4,872,821     -83,351      -7,651
       Increase (Decrease) in capital ..........................     293,227           0           0
       Gain on shares sales ....................................   2,999,298           0           0
  Net resources generated from financing activities ............  -1,580,296     -83,351      -7,651
INVESTMENT ACTIVITIES:
       Acquisition and sale of property, plant and equipment....       5,311    -154,442     -14,177
       Profit on sale of discontinued operations................     337,269           0           0
       Acquisition of shares ...................................     633,852           0           0
       Increase in deferred assets .............................      -6,344      -4,735        -435
  Net resources applied to investing activities ................     970,088    -159,177     -14,612
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -286,144    -297,560     -27,315
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     791,630     505,486      46,403
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    505,486$    207,926US    19,087


* The exchange rate of 10.8935 was used for translation purposes.

CORPORACION DURANGO AND REPORTING GUARANTOR GROUP
PARTIALLY CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2006

                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2005        2006        Var         2005        2006        Var

NET SALES ...............................$ 1,128,264$  1,142,217          1%      97,605     104,853          7%
COST OF SALES ...........................    963,518     916,888         -5%      83,353      84,168          1%
     Gross profit........................    164,746     225,329         37%      14,252      20,685         45%

     Selling and Administrative expenses     105,790     107,430          2%       9,152       9,862          8%
     Operating income ...................     58,956     117,899        100%       5,100      10,823        112%
FINANCIAL EXPENSE:
Interest expense ........................    137,512     159,492         16%      11,896      14,641         23%
Interest income .........................   -364,816     -13,924        -96%     -31,560      -1,278        -96%
Exchange (gain) loss, net ...............     24,401     169,463        594%       2,111      15,557        637%
Gain on monetary position ...............    -58,469     -52,936         -9%      -5,058      -4,859         -4%
  Total financial expense ...............   -261,372     262,095     N/A         -22,611      24,061     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -61,605      52,864     N/A          -5,329       4,853     N/A
  Total other income (expense) ..........    -61,605      52,864     N/A          -5,329       4,853     N/A
  Income (loss) before income and asset t    258,723     -91,332     N/A          22,382      -8,385     N/A
Provisions for income and asset taxes ...          0       1,207     n/A               0         111     N/A
Provision for deferred income taxes .....     89,273        -122     N/A           7,723         -11     N/A
  Net income after taxes ................    169,450     -92,417     N/A          14,659      -8,485     N/A
Discontinued operations .................    -12,348           0       -100%      -1,068           0       -100%
Loss (Gain) in subsidiaries .............    256,576      18,483        -93%      22,178       1,695        -92%
Net income before minority interest......$   -74,778$   -110,900         48%      -6,451     -10,180         58%
  Minority interest......................     -1,166         -76        -93%        -101          -7        -93%
  Majority net income....................$   -73,612$   -110,824         51%      -6,350     -10,173         60%


CORPORACION DURANGO, S.A. DE C.V. AND REPORTING GUARANTOR GROUP
COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:
FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS.

1.1 CONSOLIDATION BASIS:
THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS, INCLUDE THE FINANCIAL STATEMENTS OF CORPORACION DURANGO, S.A. DE C.V. AND THE FOLLOWING
SUBSIDIARIES:
   COMPANIA PAPELERA DE ATENQUIQUE, S.A. DE C.V.
   EMPAQUES DE CARTON TITAN, S.A. DE C.V.
   ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
   PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.

INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED FOR
CONSOLIDATION PURPOSES. THE PARTIALLY - CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ASSETS, LIABILITIES AND INCOME OF THE PARENT COMPANY AND THE SUBSIDIARIES WITH MORE THAN 50% OF OWNERSHIP.

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
A) THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY HAVE BEEN PREPARED IN ACCORDANCE WITH BULLETIN B-10, AND ITS AMMENDMENTS, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THIS BULLETIN REQUIRES A
RESTATEMENT OF ALL THE FINANCIAL STATEMENTS PRESENTED IN CONSTANT MEXICAN PESOS AT THE DATE OF THE LAST ISSUED BALANCE SHEET. THEREFORE, THE FINANCIAL STATEMENTS ARE COMPARABLE TO THE PREVIOUS YEAR.
THE NUMBERS ARE COMPARABLE IN THE SAME CURRENCY. CONSEQUENTLY, THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR HAVE BEEN RESTATED IN THE CURRENCY AS OF THE DATE THE LAST FINANCIAL STATEMENTS WERE ISSUED.

B) CONVERSION FIGURES OF FOREIGN SUBSIDIARIES IS DONE IN ACCORDANCE WITH BULLETIN B-15 "FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS" ACCORDINGLY, THE TRANSLATION IS DONE UNDER THE "FOREIGN ENTITIES"

1.3 VALUATION OF TEMPORARY INVESTMENTS:
THESE  INVESTMENTS ARE   REALIZABLE  WITHIN THREE MONTHS AND ARE VALUED AT
MARKET PRICE. THE INCOME OR LOSS GENERATED IS INCLUDED IN THE STATEMENTS OF OPERATIONS.

1.4 RIGHTS AND  LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE CLOSING OF THE YEAR'S EXCHANGE RATE.
THE EXCHANGE RATE ON MARCH 31st, 2006 WAS $10.8935.

1.5 INVENTORY VALUATION:
INVENTORIES ARE STATED AT AVERAGE COST, AND DO NOT EXCEED MARKET VALUE. THE AVERAGE COST APROXIMATES THE LAST PURCHASE OR PRODUCTION COST.

PROPERTY, PLANT AND EQUIPMENT:
PROPERTY, PLANT AND EQUIPMENT ARE RECORDED AT ACQUISITION COST AND RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) TO THE HISTORICAL COST. EXCEPT FOR MACHINERY AND EQUIPMENT OF FOREIGN ORIGIN, RESTATED ACQUISITION COST IS EXPRESSED IN THE CURRENCY OF THE COUNTRY OF ORIGIN, CONVERTED INTO MEXICAN PESOS AT THE MARKET EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE.

THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST IDENTIFIED WITH THE RELATED LIABILITY TO EACH PROJECT. DURING THE PERIOD THE COMPANY DID NOT REGISTER ANY AMOUNT UNDER THIS CONCEPT.

DEPRECIATION:
DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT, IS CALCULATED IN ACCORDANCE WITH RESTATED ASSET VALUE AND IS CALCULATED USING THE PRODUCTION UNITS METHOD BASED ON THE USEFUL LIFE AND ESTIMATED PRODUCTION CAPACITY OF SUCH ASSETS.
ASSETS ARE DEPRECIATED AS FOLLOWS:
                           YEARS
BUILDINGS                 25-50
MACHINERY & EQUIPMENT     23-40
OFFICE EQUIPMENTS          5-10
TRANSPORTATION VEHICLES    1-5
COMPUTERS                  1-3

CONTINGENCY LIABILITIES:
LABOR OBLIGATIONS:
THE COMPANY ADOPTED THE NORMATIVE DISPOSITIONS RELATED TO BULLETIN D-3 "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS,THIS NORMATIVITY MODIFIES THE BASIS FOR CUANTIFICATION, RECOGNITION AND DISCLOSURE OF EXPENSES AND LIABILITIES RELATED TO RETIREMENT AND SENIORITY PREMIUMS, INCLUDING FORMAL AND INFORMAL, REQUIRING ITS VALUATION USING THE ACTUARIAL METHOD OF "PROJECTED UNITARY CREDIT" WICH STATES THE OBLIGATION TO RECOGNIZE
A LIABILITY (ASSET) OF TRANSITION AT THE MOMENT OF THE APPLICATION OF THIS BULLETIN, WHICH IS AMORTIZED IN DIRECT LINE OVER THE REMAINIG AVERAGE LABOR LIFE OF THE EMPLOYEES EXPECTED TO RECEIVE SUCH BENEFITS FROM THE RETIREMENT PLANS, REQUIRES AN ADDITIONAL LIABILITY IN CASE THE ACTUAL LIABILITY IS LARGER THAN THE PROJECTED NET LIABILITY (ASSET).
THE COST OF THE EMPLOYEE RETIREMENT PLANS (PENSIONS AND SENIORITY PREMIUMS), ARE RECOGNIZED AS COST IN THE YEARS IN WHICH THE SERVICES ARE PAID IN ACCORDANCE WITH CALCULATION PERFORMED BY INDEPENDENT ACTUARIES.
IN THE COMPANIES ESTABLISHED IN THE UNITED STATES OF AMERICA, THERE IS A BENEFIT AND RETIREMENT PLAN (THE PLAN), WHICH COVERS ALL THE EMPLOYEES THAT MEET CERTAIN ELEGIBILITY REQUIREMENTS. THE BENEFITS OF THE PLAN ARE MAINLY BASED IN THE YEARS OF SERVICE AND THE COMPENSATION OF SUCH EMPLOYEES. CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES(THREE SUBSIDIARY COMPANIES) RECOGNIZES "MODIFICATIONS TO THE BULLETIN D-3 ON 2004" A NEW
2004 PLAN "ADDITIONAL BENEFITS AT RETIREMENT" IN ACCORDANCE TO
MODIFICATIONS TO BULLETIN D-3.

STOCKHOLDERS' EQUITY:
CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY LEGAL RESERVE AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNT REPRESENTS THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF MARCH 31st, 2006.

FIXED AND VARIABLE EQUITY COMPONENTS
                          AMOUNT          NUMBER OF SHARES
FIXED PORTION             982,074           65,419,089
VARIABLE PORTION          678,873           45,222,022
                        ----------         ------------
                        1,660,947          110,641,111

DEFERRED TAXES:
AS OF JANUARY 1st.,2000, WITH THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES" THE COMPANY RECOGNIZED TO THAT DATE (JANUARY 1st.,2000) THE INITIAL EFFECT
OF DEFERRED TAXES DERIVED FROM TEMPORARY DIFFERENCES AS A GAIN OR A LOSS,IN SUBSECUENT PERIODS THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN.
IN ORDER TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX, USING THE APPLICABLE STATUTORY TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES AS OF THE END OF THE PERIOD.

DISCONTINUED OPERATIONS:
THE COMPANY REPORTS ON DISCONTINUED OPERATIONS THE RESULT OF THE PARTICLEBOARD PLANT FROM PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V., FOR 2005.

BUSINESS SEGMENTS INFORMATION:
SEGMENT REPORTING INFORMATION IS PREPARED IN ACCORDANCE WITH BULLETIN B-5 "FINANCIAL INFORMATION BY SEGMENT". THE SEGMENTS REPORT BASED ON THE INTERNAL REPORT METHOD USED BY THE COMPANY.

THE COMPANY PRESENTS THE FOLLOWING BUSINESS SEGMENTS:
1. PACKAGING. PRODUCTION AND SALES OF CORRUGATED CONTAINER, AND MULTIWALL BAGS AND SACKS.
2. PAPER. PRODUCTION AND SALES OF KRAFT AND SEMI-KRAFT PAPER PRODUCED FROM VIRGIN FIBERS OR RECYCLED FIBERS.
3. OTHERS. PRODUCTION AND SALE OF PLYWOOD.

INTER-SEGMENTS SELLING PRICES ARE DETERMINED BY THE MARKET. THE COMPANY EVALUATES PERFORMANCE OF EACH BUSINESS UNIT BASED ON OPERATING RESULTS .

AS OF MARCH 31st., 2006 AND 2005, THE SEGMENT INFORMATION IS PRESENTED AS
FOLLOWS:

                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT            SEGMENT
    2006          INCOME        ACQUISITION           ASSETS
   ------        ---------     ------------      --------------
PACKAGING        1,031,933          24,250          28,453,650
PAPER              690,646          14,529           8,739,994
OTHERS              28,023         117,931           1,156,573
ELIMINATONS       (608,385)                        (24,689,436)
                ----------     ------------      --------------
TOTAL            1,142,217         156,710          13,660,781
                ==========     ============      ==============



                                  PROPERTY
                                 PLANT AND
                  TOTAL          EQUIPMENT          SEGMENT
    2005          INCOME        ACQUISITION         ASSETS
   ------        ---------     ------------     --------------
PACKAGING        1,079,423          16,263         22,630,392
PAPER              685,601           4,251          8,404,965
OTHERS              21,174                            942,720
ELIMINATIONS      (657,934)                       (17,673,592)
                ----------     ------------     --------------
TOTAL            1,128,264          20,514         14,304,485
                ==========     ============     ==============


THE FINANCIAL INFORMATION PRESENTED ABOVE IS USED IN THE DECISITION MAKING PROCESS BY THE COMPANY.

INTERNAL CONTROL:
THE COMPANY HAS STARTED IMPLEMENTATION ON THE SARBANES OXLEY ACT WITH THE ADVISE OF EXPERT ADVISORS.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  May 22, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer